Mail Stop 4561

April 3, 2008

Tod Nielson, President and CEO
Borland Software Corporation
8303 N. MoPac Expressway, Suite A-300
Austin, TX 78759

> **Re: Borland Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 001-10824**

Dear Mr. Nielson:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please amend your filing to append a form of proxy as required by Rule 14a-6 of the Exchange Act. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

Proposal No. 1, page 5

2. We note your disclosure on page 7 that the overall effect of the proposed reverse stock split will be an increase in the authorized but unissued shares of common stock, which shares may be issued at the discretion of your board of directors. Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that will result from the effective increase in authorized shares, in the event of the proposed reverse stock split. If you have no such plans, proposals or arrangements, please make a statement to that effect.

3. In addition, please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares of common stock that will result from the proposed reverse stock split. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (408) 517-2869
        Gregory J. Wrenn, General Counsel
        Borland Software Corporation